Exhibit C
bitcoinR Video Transcript

DISCLAIMER: XBR, LLC is testing the waters under Regulation A of the Securities Act of 1933, as amended. This process allows companies to determine whether there may be interest in an eventual offering of its securities. XBR, LLC is not under any obligation to make an offering under Regulation A. XBR, LLC may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering may not be made under Regulation A. For example, XBR, LLC may determine to proceed with an offering under Rule 506(c) of Regulation D, in which case we will only offer our securities to accredited investors as defined by Rule 501(a) of Regulation D. If XBR, LLC does go ahead with an offering under Regulation A, it will only be able to make sales after it has filed an offering statement with the Securities & Exchange Commission ("SEC") and only after the SEC has qualified such offering statement. The information in the offering statement will be more complete than the test-the-waters materials and could differ in important ways. You must read the offering statement filed with the SEC. No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent in to XBR, LLC. will not be accepted. No offer to buy securities in a Regulation A+ offering of XBR, LLC can be accepted and no part of the purchase price can be received until XBR, LLC's Form 1-A is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in XBR, LLC offering involves no obligation or commitment of any kind. No offer to sell securities or solicitation of an offer to buy securities is being made in any state where such offer or sale is not permitted under the blue sky or state securities laws thereof. No offering is being made to individual investors unless and until the offering has been registered in that state or an exemption from registration exists. XBR, LLC intends to complete an offering under Tier 2 of Regulation A and as such intends to be exempted from state registration pursuant to federal law. Although an exemption from registration under state law may be available, XBR, LLC may still be required to provide a notice filing and pay a fee in individual states.

Issuers of securities intended for distribution in the United States are regulated by the SEC, whether or not the securities are qualified, registered, exempted from registration or otherwise. Administrators of digital currency intended for distribution in the United States are regulated by the United States Treasury, whether or not the digital currency administered is registered with FinCEN. Neither the United States Securities and Exchange Commission (SEC) or the United States Treasury have "approved" any security or digital currency unit issued by Digital Goals, Inc. or its partner XBR, LLC.; further, neither Digital Goals, Inc. or XBR, LLC have filed for registration of any securities with the SEC or any other regulatory body as of the creation date of this video. Nothing in this video shall be construed as an offering of securities. All trademarks contained herein are property of their respective owners. XBR, LLC is not affiliated with the Federal Reserve, the United States Treasury or the person, persons or entities known as Satoshi Nakamoto.

bitcoinR: A 100 Year Journey

bitcoinR was never intended to replace Bitcoin Core entirely. The "R" in bitcoinR stands for "Regulated." It was Satoshi Nakamoto's vision, that everyone could mine bitcoin using their home computer. Regular people. Like you. Your neighbor. Your grandparents.

Now, Bitcoin mining has been industrialized. Massive warehouses have been constructed to house super-computers that have centralized the majority of Bitcoin mining power in a communist controlled country.

In his altruistic view, Satoshi did not foresee the centralization of mining by such industrialists. He could not have known that the actions of a few would create another type of authority. A dark authority. An authority that does not answer to a democracy or its people. No, this authority operates the Bitcoin market like a cartel.

And now, there is concern that this Bitcoin cartel may be MANIPULATING the Bitcoin market price and volume across every cryptocurrency exchange on planet earth.

This is problematic for institutions and consumers alike. When the value of Bitcoin swings 10% to 15% in a day, how can it be used as a store of value or a medium of exchange? That does not happen with the United States Dollar. If it did, how would any of us buy milk? Bread? Gas for our cars? We would never know how much anything cost or how much actual money we had saved in our bank accounts.

This why bitcoinR was created. To help regular people fight back against the cartel.

First, bitcoinR and its digital currency unit, XBR are registered for regulation by the United States Treasury. This was done to ensure accountability via a thorough anti-money laundering and know-your-customer program, which helps to prevent criminals from using bitcoinR.

Second, bitcoinR instituted some of the same policies that central banks like the Federal Reserve use in an attempt to minimize price fluctuations and stabilize the future value of the XBR digital currency, while still limiting the overall supply to twenty-one (21) million units.

Third, the team consists of some of the smartest technologists and economists in the world to help ensure that XBR is a digital currency that could thrive for more than one hundred (100) years. Long after the bitcoinR founding team is dead-and-gone.

The core bitcoinR network technology was finished in March of 2018, and now the team is figuring out ways to make XBR easy-to-spend and easy-to-save for regular people.

It is still early days. Starting in 2019, regular people can buy a license and in some cases, use regular computers or old mining hardware to mine XBR digital currency units on the bitcoinR network until XBR mining operations cease around the year 2022.

Bottom Line: bitcoinR was designed by regular people, for regular people. We hope you will join us on our one hundred (100) year journey.